MULTICELL TECHNOLOGIES, INC.

November 15, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Attention:	Russell Mancuso Mary Beth Breslin

Re:	MultiCell Technologies, Inc. Registration Statement on Form SB-2 (File No. 333-137850)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), MultiCell Technologies, Inc. (the “Company”) hereby respectfully requests that the Staff of the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Post-Effective Amendment filed on May 9, 2008 (the “Post-Effective Amendment”) to the Registration Statement on Form SB-2, file number 333-137850 (the “Registration Statement”), effective as of the date first set forth above.

The Post-Effective Amendment was filed in order to request de-registration of the 6,571,317 shares of its common stock registered pursuant to the Registration Statement remaining unsold thereunder.  However, it was erroneously filed on Form SB-2, which was not available to the Company at that time. No securities were sold under the Post-Effective Amendment.  Accordingly, the Company requests the withdrawal of the Post-Effective Amendment as soon as possible.

If you are in need of additional information, please feel free to contact Elizabeth Kane of Wilson Sonsini Goodrich & Rosati at (858) 350-2242 or via facsimile at (858) 350-2399, or the undersigned at (401) 762-0045.

Very truly yours, MULTICELL TECHNOLOGIES, INC.

By:	/s/ W. Gerald Newmin
W. Gerald Newmin
Chief Executive Officer (principal executive officer)